UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

MDU Resources Group, Inc.
(Exact name of registrant as specified in its charter)

Delaware	1-03480	30-1133956
(State or other jurisdiction of	(Commission File Number)	(IRS Employer Identification No.)
incorporation)

1200 West Century Avenue P.O. Box 5650 Bismarck, North Dakota 58506	Anthony D. Foti (701) 530-1000
(Address of principal executive offices) (Zip Code)	(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed:

⊠	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2024.
☐	Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended ____.

Section 1 – Conflict Minerals Disclosure

Items 1.01. Conflict Minerals Disclosure and Report.

Pursuant to Rule 13p-1 under the Securities Exchange Act of 1934, as amended, and Form SD, the Conflict Minerals Report (the “Report”) of MDU Resources Group, Inc. (the “Company”) is provided as Exhibit 1.01 to this Form SD. The Report is also publicly available at mdu.com/about-us/integrity, but the contents of that site are not incorporated by reference into, and are not otherwise a part of, this Form SD.

On October 31, 2024, the Company completed the separation of Everus Construction Group, Inc., the Company’s former construction services business (“Everus”), from the Company, resulting in Everus becoming an independent, publicly-traded company (the “Separation”). Following the Separation, the Company no longer manufactures or contracts to manufacture any products required to be reported on Form SD. As a result, this Form SD covers products manufactured or contracted for manufacture by the Company from January 1, 2024 through October 31, 2024.

While the Company does not currently expect to have any further filing obligations on Form SD with respect to Everus’ operations or otherwise, the Company will continue to monitor any future obligations it may have under Rule 13p-1 under the Securities Exchange Act of 1934, as amended, with respect to conflict minerals, whether such obligations arise due to future acquisitions, changes in business operations or other circumstances.

Items 1.02. Exhibit.

The Report described in Item 1.01 is filed as Exhibit 1.01 to this Form SD.

Section 3 – Exhibits

Item 3.01. Exhibits.

Exhibit No.	Description
1.01	Conflict Minerals Report as described in Items 1.01 and 1.02 of this Form SD.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 30, 2025

MDU RESOURCES GROUP, INC.

By:	/s/ Anthony D. Foti
Name: Anthony D. Foti
Title: Chief Legal Officer and Corporate Secretary

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